FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  October, 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





                               BG Group plc


                 Notification of Directors' Interests in Shares


BG Group Share Incentive Plan

On 20 October 2003, the following Executive Directors were awarded the numbers of BG Group plc Ordinary Shares of 10p each set out below at a price of 248.35p per share under the terms of the BG Group Share Incentive Plan. As a result of these awards the individual interests in the ordinary share capital of BG Group plc have increased as shown.




                 Ordinary 10p Shares               Revised Beneficial Interest
                          awarded on                               in Ordinary
                     20 October 2003                                10p Shares


Ashley Almanza                    302                                   25,889

Frank Chapman                     302                                  223,117

William Friedrich                 302                                  245,776





BG Group plc

20 October 2003


website  www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 20 October, 2003                        By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary